UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Company Taxpayer’s ID (CNPJ): 04.032.433/0001-80

Company Registry ID (NIRE): 33300275410

Publicly-held Company

NOTICE TO THE SHAREHOLDERS

CONTAX ANNOUNCES THE AUCTION OF THE REMAINING SHARE FRACTIONS RESULTING FROM THE REVERSE STOCK SPLIT

Rio de Janeiro, May 20, 2010 – Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY) hereby announces that it will hold a new auction of shares, on May 24, 2010, at 14:00 (local time),  with the reference price being the average weighted price (weighted by volume) of the last 10 (ten) trading sessions prior to the auction date.

The shares to be auctioned are from the fractions of shares resulting from the operation of the reverse stock split, in the proportion of 50 (fifty) shares to 1 (one) share, with the simultaneous split of the grouped shares, in the proportion of 1 (one) share to 200 (two hundred) shares of the same type, approved on the Extraordinary Shareholders Meeting held on November 13, 2009, and duly informed in a Notice to the Shareholders released in the same day.

We emphasize that, as stated on the Notice to the Shareholders released on May 17, 2010, the financial value of the transaction will be available to the shareholders in a period of 10 (ten) business days, after the date of the auction where all of the share fractions are fully sold.

Michel Neves Sarkis

CFO and Investor Relations Officer

Contax Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.